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                              ROBERTS, SHERIDAN & KOTEL
                              A PROFESSIONAL CORPORATION
                                   640 FIFTH AVENUE
                                 NEW YORK, N.Y. 10019
                                PHONE:  (212) 262-5700
                              FACSIMILE  (212) 262-0404


                                            October 3, 1996

                                            CONFIDENTIAL


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Filing Desk

                               AVAX TECHNOLOGIES, INC.
                          REGISTRATION STATEMENT ON FORM 8-A
                                   FILE NO. 0-28708

Dear Sirs:

         This letter is written on behalf of our client, AVAX Technologies, Inc., a Delaware corporation ("AVAX" or the "Company" regarding its Registration Statement on Form 8-A (the "Form 8-A"), File No. 0-28708 filed with the Securities and Exchange Commission on August 9, 1996, pursuant to Rule 12(g) under the Securities and Exchange Act of 1934 (the "Exchange Act").

         The Form 8-A was filed in connection with the filing by the Company of its Registration Statement on Form SB-2, Registration No. 333-09349, pursuant to Regulation SB under the Securities Act of 1933 (the "Securities Act"), and in anticipation that the Form 8-A would become effective at the same time as the SB-2 Registration Statement. However, pursuant to Rule 12(g) of the Act (and as noted by the Staff's letter of September 23, 1996 to the Company), the Form 8-A will become effective automatically on October 7, 1996 (I.E., 60 days after filing).

         Presently, it is not certain if the SB-2 Registration Statement will become effective by October 8, 1996. Accordingly, the Company hereby withdraws the Form 8-A in order that it will not become effective before the effectiveness of the SB-2 Registration Statement. The Company intends to refile a registration statement on Form 8-A prior to the effectiveness of its SB-2 Registration Statement.

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         Pursuant to Regulation ST this correspondence is being transmitted electronically via EDGAR. As is our practice, a paper copy is being sent to your office. Please acknowledge receipt of the paper copy of this letter by stamping the enclosed copy of this letter and returning it in the pre-addressed, stamped envelop enclosed for such purpose. Should you have any questions or comments, the Company would appreciate hearing from you telephonically by contacting me directly at (212) 262-5700 so that we may address any concerns as promptly as possible.

                                            Very truly yours,


                                            Ira L. Kotel


Copy to:

  Antonio Stanco, Esq.
  Mr. William Underhill
  Securities and Exchange Commission
  Division of Corporate Finance
  Mail Stop 7-8
  450 5th Street, N.W.
  Washington, D.C. 20549